Transcript:

[Music]
00:05
welcome to contempo ascetics your modern
00:08
Beauty experience awaits you
00:13
[Music]
00:37
[Music]
00:48
we can position as far as what you'd
00:51
like to see for yourselves it's always
00:54
this area for me
00:59
contempo aesthetics exists to redefine
01:02
old notions of beauty and celebrates
01:07
what's now possible with aesthetic
01:09
medicine we are a medical esthetics
01:14
practice that offers the modern Beauty
01:17
experience as you walk through our doors
01:22
or enter space that's here to fulfill
01:24
your beauty needs whether that be
01:28
smoother skin more rejuvenation fuller
01:33
lips and more contoured nose or cheeks
01:36
we can achieve that I'm a walking
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advertisement I'm 51 years old and using
01:43
the product being consistent with your
01:46
skin care coming in to see dr. Rachel on
01:48
her team we're always re-educating

01:51
getting notifications and education
01:55
regarding what is out there in the
01:57
industry they keep you up to date so
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your skincare is up to date and that is
02:02
what makes you feel like a modern Beauty
02:04
here at contempo cedex we stand for
02:06
beauty that is simple yet impactful
02:08
which is delivered through non-surgical
02:11
cosmetic procedures we soon for beauty
02:14
that is unique to every patient
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we stand for beauty that is with a good
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attitude we stand for beauty that is
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natural but enhanced you at your best
02:28
self
02:29
[Music]
02:45
the contempo team is here to guide you
02:47
through your beauty aspirations hi my
02:51
name is barb as the back-office
02:52
supervisor I assist dr. Rachel during
02:54
treatments including pressing the
02:56
patients and doing aftercare with them
02:58
and I also go in and discuss treatment
03:00
plans with them and get them ready to
03:01
receive treatment my day-to-day here at

03:04
contempo is taking the patients in the
03:07
room creating them and see what they
03:11
would need and just assisting dr. Rachel
03:16
hello my name is Ashley
03:18
I am the esthetician and the skin care
03:20
specialist here at contempo esthetics I
03:22
also do Hydra facials and when I'm doing
03:25
Hydra facials
03:27
our patients on the products that we're
03:31
using in the Hydra facial and how we can
03:33
maintain our skin care it
03:40
I think because we serve such a varying
03:45
demographic as far as ages we have
03:48
patients who come just for facials and
03:50
are teenagers to our oldest patient
03:53
who's in her approaching her 90s that
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beauty is something that could be
03:59
relative and different for everyone so I
04:01
think really listening to what eat is
04:04
important to each patient is how you can
04:07
deliver the best results I trust dr.
04:11
Rachael with everything regarding my
04:14
skin care if it's augmenting my lips if
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it's making sure my smile is correct or

04:21
recommending the best skin suitable
04:24
product she will put me in the right
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direction she will tell me what is best
04:28
for me and she doesn't go overboard or
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anything it's and you feel so good about
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what you're doing we work with dr.
04:35
Rachael I was drawn to aesthetic
04:37
medicine because of the unique patient
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doctor dynamics I also found it
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innovative of all the new procedures
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that could be offered non-surgically and
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being a woman who enjoys beauty and
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skincare I thought that I can find a way
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to resonate with patients